[O2 SECURE WIRELESS, INC. LETTERHEAD]

April 14, 2006

Barbara C. Jacobs, Esq.

U.S. Securities and Exchange Commission

450 5th Street, N.W.

Washington, D.C. 20549

Re:

O2 Secure Wireless, Inc. (the "Company")/File No. 333-124903

Dear Ms. Jacobs:

I am writing on behalf of the Company regarding its Registration Statement on Form SB-2/A, File No. 333-124903, filed with the Securities & Exchange Commission ("SEC") on March 24, 2006.  As I understand the SEC does not have any comments to the Registration Statement, I hereby request that the SEC accelerate the effective date of the Registration Statement to Tuesday, April 18, 2006.  In that regard, enclosed is the representation letter from the Company that you requested.

Do not hesitate to call my attorney, Robert J. Mottern, at 770-804-0500 should you have any questions.  Thank you for your time and attention to this matter.

Very truly yours,

O2 SECURE WIRELESS, INC.

/s/ T. Scott Conley

T. Scott Conley, Chief Executive Officer

cc:

Robert J. Mottern

Keith A. Greaves

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